
EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 21, 2022

Amnisia Spirits Inc.

AMNISIA SPIRITS INC

Up to $5,000,000 of Class B Non-Voting Common Stock


Amnisia Spirits Inc. ("Amnisia", the "Company," "we," "us", or "our"), is offering on a best efforts basis up to $5,000,000 of Class B Non-Voting Common Stock of the Company (the "Offering"). The shares of Class B Non-Voting Common Stock in this Offering may also be referred to as the "Securities". The minimum target offering is $25,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by May 1, 2023 (the "Offering Deadline"), no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Target Amount prior to May 1, 2023, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $325.50 per investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate",

"project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than May 2, 2023.

Once posted, the annual report may be found on the Company's website at www.amisiaspirits/investors.com.
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

2

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: www.investinamnisia.com.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective investor is urged to read this Form C and the Exhibits hereto in their entirety.

Amnisia Spirits Inc. was formed on January 1, 2022 under the laws of the State of Delaware, and is headquartered in Coral Gables, Florida. Amnisia Spirits Inc. is a holding company for its three subsidiaries. The Company acquired its three wholly-owned subsidiaries that are registered in the state of Florida: Amnisia Spirits LLC formed in Florida on January 21, 2021; Amnisia Distribution LLC formed in Florida on April 3, 2017; and Amnisia Brand LLC formed in Florida on April 3, 2017. After Amnisia Spirits Inc. was formed, it purchased the entirety of the each of the subsidiaries. Amnisia Spirits LLC and Amnisia Distribution LLC are the Company's operating subsidiaries. Amnisia Brand LLC is a holding subsidiary for the Company's intellectual property. Amnisia restated its certificate of incorporation on April 20, 2022 to designate new classes of common stock and increase its authorized shares to 35,000,000.

The Company is located at 814 Ponce De Leon Blvd, Ste 210, Coral Gables, FL 33134

The Company's website is www.amnisiaspirits.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on our website under www.investinamnisia.com and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Class B Non-Voting Common Stock	$25,000
Maximum amount of Class B Non-Voting Common Stock	$5,000,000
Purchase price per Security	$2.10
Minimum investment amount per investor	$325.50
Offering deadline	May 1, 2023
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 23.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The company is pre-revenue. If the Company is not able to raise capital to produce and market its product, it may not be successful. The Company also depends on single source service providers and may not be able to fund the services needed to go to market with the product. In addition, if the Company is unable to attract customers who are willing to purchase its product at a price point that would enable the Company to be profitable, it may not reach its financial and business goals.

We are a recently formed Company and have limited operating history on which to evaluate our performance. Amnisia Spirits Inc. was recently formed in January 2022 as a holding company for its three subsidiaries: Amnisia Brand LLC was formed on April 3, 2017 under the laws of Florida and is a holding company for Amnisia Spirit Inc.'s intellectual property; Amnisia Distribution LLC was formed April 3, 2017 under the laws of Florida and is an operating company; and Amnisia Spirits LLC was formed on January 21, 2021 under the laws of Florida. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to support our operations.

Sales of the Company's product are highly competitive. It faces competition with respect to any Vodka products it seeks to develop, produce, distribute or sell in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in production, distribution and marketing services and thus may be better equipped than the Company to produce, distribute and sell Vodka products. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may produce and distribute products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its product will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products.

The Company's expenses will significantly increase as we seek to execute its current business model. The Company will be ramping up cash burn for marketing, personnel and operations to execute on its strategy to create brand awareness, build a nationwide distribution, obtain required licenses, market and distribute its product. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The financial statements include a "going concern" note. As shown in the accompanying financial statements, the Company has been in a development and pre-revenue stage and has relied on founders' funds to fund its operations since inception on January 1, 2022. As of December 31, 2021, the Company had retained losses of $29,246 and will likely incur additional losses prior to generating positive working capital. Those factors create a substantial doubt about the Company's ability to continue as a going concern. The Company's management has evaluated these conditions and has proposed a plan to improve their cash flows by raising additional financing from other strategic investors and the receipt of funds from revenue producing activities, if any. Additionally, the Company has entered into an agreement to receive up to $7,000,000 in capital and project financing but has not yet met the conditions of the financing arrangement to receive any of those funds as of the date these financials are issued. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by their inability to raise capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

We rely on other third parties to provide services essential to the success of our business. Third parties provide or will provide essential business functions for us, including bottling, distilling, warehousing, logistics, product account management, and compliance with federal and state regulations. Each function is serviced by a single provider. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, errors, or other problems with their work that will materially impact our operations.

In the event we were to terminate our relationship with these third parties, for any reason, we would have to seek alternative options immediately. Our packaging and production could be interrupted and our business could suffer. If our efforts to contract with another supplier are unsuccessful, the Company may be unable to achieve or maintain profitability and may incur significant losses in the future. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future by offerings of securities, through borrowing from banks or other sources, factoring, inventory financing or other funding methods. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. Additionally, the Company has a financing agreement to receive up to $7,000,000 in capital and project financing, but has not yet met the conditions of the financing arrangement to receive any of those funds as of December 31, 2021. To meet the financing conditions and funds to be disbursed, the Company must provide a Standby Letter of Credit (SBLC) for the value of 25% of the total financing amount.

The Company depends on a small management team. The Company depends on the skill and experience of Jakub K. Koziol and his ability to build a skilled team. If the Company is not able to recruit people with the necessary skills, its operations and development could be harmed.

The Company depends on key personnel and may face challenges recruiting needed personnel. The Company's future success depends on the efforts of a small number of key personnel and industry veterans. The Company is current recruiting for key positions and, due to its limited financial resources and the specialized expertise required, may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Our management has discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

Our failure to obtain or maintain permits, licenses and registrations required for selling our product may affect our business. The Company has contracted with a third-party to ensure compliance with federal and state regulations related to importing, distributing and selling vodka products. If the third-party fails to perform its services or performs them in an unacceptable manner, the Company may experience delays, errors, or other problems that may materially impact its operations.

Product Liability Claims and Uninsured Risks. The sale of vodka products involves unavoidable risks. The sale of products which Amnisia produces, in whole or in part, may expose the Company to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, or others selling the products produced by Amnisia. Other risks include fire, earthquake, tsunami, theft, spoilage or other damage suffered by its facilities. Such risks could cause problems in production and delivery capabilities.

Amnisia intends to obtain insurance coverage designed for its business (including product liability, property damage, general liability, Directors and Officers liability, etc.) However, there can be no assurance that the Company will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect Amnisia against all liability or at a reasonable cost. The obligation to pay any liability claim in excess of whatever insurance Amnisia is able to acquire could have a material adverse effect on the business, financial condition and future prospects of the Company.

Political Risk, Economic Climate and Force Majeure. Amnisia is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the vodka industry. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labour legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics/pandemics, demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

Escalation in Russia's aggression against the Ukraine may adversely impact supply, production and distribution of the Company's product. The Company plans to produce its vodka in Poland and distribute to the EU as well as the Americas. Escalation of aggression or war in Europe may disrupt production, research & development, supply and distribution of the Company's product.

Risks Related to the Securities

The Class B Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class B Non-Voting Common Stock may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B Non-Voting Common Stock. Because the Class B Non-Voting Common Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Class B Non-Voting Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Class B Non-Voting Common Stock may also adversely affect the price that you might be able to obtain for the Class B Non-Voting Common Stock in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will need to comply with the terms of a Right of First Refusal
Investors are subject to and must join as a party to the Company's Shareholder Agreement that states if any shareholder intends to sell or transfer more than one hundred thousand (100,000) shares of Common Stock, such shareholder shall first offer the founder the option to purchase the offered shares at the price and in accordance to the same terms being offered to the third party. The founder shall have thirty (30) days to exercise this right of first refusal. If the founder elects to purchase less than all of the offered shares, the offering shareholder may sell any remaining shares to the third party.

A majority of the Company is owned by the sole owner and director. Prior to the Offering, the Company's CEO and sole director, via direct and indirect share ownership, beneficially owns approximately 95.8% of the Company. Subject to any fiduciary duties owed to other investors under Delaware law, the owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, the owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to investors through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the Securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Class B Non-Voting Common Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The value of your investment may be diluted if the Company issues additional options, securities or shares of its capital stock. If the Company issues more shares or options, the value of each share may be diluted. In addition, the Company is offering discounted shares to investors who purchase at least $5000 worth of Class B Non-Voting Common Stock. Therefore, the value of shares purchased by investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for the same stake in the Company. Furthermore, the company may enter into advisory agreements granting preferential terms on securities or granting securities as incentives which may dilute the securities in this offering.

There is no guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

BUSINESS

Description of the Business

The inspiration behind the brand and the ultimate goal of Amnisia Spirits was to create truly ultra-premium products and make them accessible to everyone. We believe the vodka market is currently oversaturated with the same, primarily low-quality and boring products competing mainly on the level of pricing and marketing spend dollars. There has never been a greater need for a revolutionary brand to transform the modern quality standards, which is how the Amnisia brand came under development. Amnisia Vodka aims to disrupt the current vodka market and represent a new, genuine ultra-premium product that elevates the category around the world to another level.

Every step we've taken to build the Amnisia brand and develop our products comes from years of research and real market needs. Our goal is to change the customer experience and the entire product launch process, as well as the initial distribution, resulting in high accessibility in the very early stages. We know our ideal customers and what kind of products they desire. Our goal is to get our products into their hands and win them with our unique production process resulting in the best in class and highest quality products, with superior and ultra-luxury packaging.

After years of development, we believe we are ready to make Amnisia Vodka® a game-changer in the industry through our:
- Unique production process resulting in high quality products.
- Superior and ultra-luxury packaging distinct from all other competitors in the industry.
- Engaging and unique marketing strategy and approach that will build brand awareness across the country.
- Company-owned direct distribution team with a highly skilled and experienced management team with a visionary founder.

The Market

The Vodka market contains distilled alcoholic beverages based on grain and/or potatoes with an alcohol content of 40% vol. or more. Originating in Eastern Europe, Vodka is the most successfully sold spirit in the world today. From 2021 to 2025, the global vodka market is expected to grow by over 40 percent. The market was valued at $39 billion in 2021 and is expected to reach $58 billion by 2025.

The biggest market for vodka globally is in the US, and it's generating the most revenue. Vodka is the largest spirit category in the US, with retail dollar sales amounting to $26.58 billion in

2020. The high-End Premium and Super-Premium segments represent 37.1% of the total Vodka market in the US.

The US vodka market is expected to grow annually by 6.59% (CAGR 2022-2025) with the most significant growth most apparent at the Super-Premium end of the pricing spectrum, with value sales of higher-priced spirits up 6.9% and volume sales up 8.4% in the coming years. The primary market trend is the highest quality imported organic products; the market driver is innovations in packaging and marketing. A vital growth driver has been the continued popularity of flavored vodkas, as they now account for around 22% of all vodkas sold.

RTD Beverages "Ready to Drink" and E-commerce sales for RTD products is predicted to represent 10% of total alcohol e commerce value by 2024 – up from 2% in 2019. The US is the leading market driving RTD category growth, and ready-to-drink products will represent 20% of US alcohol e-commerce value by 2024, compared to 5% in 2019.

Highly profitable acquisition opportunities have resulted from industry majors focusing their marketing and distribution prowess on selling larger volumes of portfolio brands rather than harnessing resources to develop internally. This market environment has led to ongoing demand by these majors to acquire successful niche brands with scalable marketing strategies. Acquisition multiples range from 8x to 30x sales with acquisition candidacy triggered at the 30-100k cases ($10 million) per annum in gross sales.

Rapid sales increase and both market driver and trends confirm our theory that there is no better time than now to launch AMNISIA™ – the first high-end Ultra Premium Vodka at a moderate price.

Our Products

Our vodkas are made in Poland in small batches and distilled at a family-owned distillery with almost half a century of experience and vodka-making traditions. The production of Amnisia™ Vodka is carefully regulated by the Polish Vodka Association.

The bold collection of Amnisia™ vodkas where each expression is splendidly defined. Our products are the original and genuine expression of Ultra-Premium Vodka, created from the highest quality, carefully selected Organic Polish Grains. Our unique 6/9 system – the most innovative technology six-times distillation, nine-time filtration, and oxygenation process ensure the best possible delicate flavor. Amnisia™ vodkas are best served neat or on the rocks but great in a Martini or as a base to any cocktail. Extremely clean, almost odorless, and probably the smoothest and best-tasting sipping vodka in the world.

The RTD "ready to drink" category has grown significantly in the US market. Canned cocktails remain one of the fastest-growing categories of alcoholic beverages, and it appears that the trend of explosive growth doesn't show any signs of slowing down. That's why we have developed a supporting line of products for our Vodkas that will be available to purchase online, in the supermarkets, and convince stores – The Amnisia™ Ultra-Premium Hard Seltzers and Amnisia™ Ultra-Premium Craft Cocktails. Our Ready to Drink products contain actual Amnisia™ Vodka and only natural ingredients. Our products are different from the competition because our beverages are not malt-based, like many competitors' products, which are closer to a beer than an actual cocktail.

The Company is planning to launch our ready-to-drink beverages in the fourth quarter of 2022.

Our Operations

Amnisia Spirits Inc. is the holding company for its three subsidiaries. Amnisia Brand LLC is a holding company for the Company's intellectual property, while Amnisia Spirits LLC and Amnisia Distribution LLC are the two operating companies. Currently in development stage, we are focused on securing relationships with customers and suppliers. Agreements are in place for distilling, bottle production, bottling, importing, compliance with federal and state regulations, distribution and account management. In addition, we are in the process of building out our management and sales teams.

Our distribution model is established on two principles that will uniquely shape the expansion of our brand. The first is to build our distribution teams in each of the six biggest states, starting with Florida, California and New York/New Jersey, then moving on to Texas, Illinois, Nevada. These teams will conduct points of sale openings direct distribution/merchandising and will support our distribution partners in the second stage of operations. The second is to build a nationwide brokerage and local distribution networks in the smaller states. In addition, we expect to sell directly to customers through our exclusive online retailer all across the United States.

Our Brand and Marketing

We believe marketing is the key to success. It's not just what we will do but how we will do it. Our marketing will stand out and will invoke responses and get consumers involved. We plan to separate ourselves from the competition and build strong consumer relations and brand awareness through the following channels:

- Standard advertising mediums; outdoor media, internet, social media, and radio
- Entertainment marketing; product placement in music videos, TV shows, and motion pictures
- Tastings – our product can sell itself; it only needs the chance to be sampled
- Points of Sale – Putting the brand right in front of the customers buying it
- Sponsorships and partnering in sports and cultural events
- Night Clubs and Restaurant partnerships with exclusive events and performance
- Public Relations; we will get the word out and create a buzz
- Special Promo tools and Amnisia™ branded merchandise line

Business Plan

With our foundation in place, our goal is now to accomplish these milestones on our road to growth and revenue over the next five years:

- Create brand awareness throughout the US, Europe and the rest of the world
- Build nationwide distribution
- Obtain all required licenses prior to launch
- Build our management team
- Have our product available in at least 30,000 points of retail sale by the end of our fourth year of operations.

- Reach combined sales of at least 250,000 9-liter cases by the end of our fourth year of operations

There is no guarantee we will achieve these milestones, and it will take funding from this offering, as well as future capital raising for us to be able to advance towards these milestones.

Intellectual Property

We have four US trademarks for Amnisia brand vodka and two trademarks registered in the European Union for Amnisia Vodka brand assigned to our subsidiary Amnisia Brands LLC, that is our holding company for our intellectual property. In addition, we have submitted a design patent application for our Amnisia Vodka bottle.

Trademark	Registration Number	Date Received
Amnisia Grand Voyage	US 88753089	July 7, 2020
Amnisia Vodka	EU 011519601 (word) and EU 011519618 (figurative)	July 26, 2013
Amnisia Vodka brand	US 6,522,812	October 19, 2021
Elixir of Blissful Oblivion	US 97234789	January 24, 2022
Ultra Premium Redefined	US 97234726	January 24, 2022
Patent	**Application Number**	**Date Submitted**
Spirit Bottle	29834425	April 12, 2022

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Offering is as follows:
- If the Company raises the Target Amount, it will use approximately 75% of the proceeds, or $18,750, towards offering expenses and commissions.
- If the Company raises the Maximum Amount through Regulation CF, it will use approximately 8% of the proceeds, or $400,000, towards offering expenses and commissions.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Maximum Amount Raised
Production	0%	38%
Operations and distribution	100%	35%

Marketing	0%	27%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jakub K. Koziol	CEO and Director – January 1, 2022 - present	CEO of Amnesia Spirits Inc. from January 1, 2022 to present. Manage the day-to-day operations of the Company. CEO and President of JKK Entertainment from January 2019-present. Manage the day-to-day operations of the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has the following authorized and outstanding Securities:

Type of security	Authorized	Issued and Outstanding	Voting rights
Class A Common Stock	29,645,000	21,155,000	Yes, 1 vote per share
Class B Non-Voting Common Stock	5,000,000	0	No
Class C Common Stock	355,000	155,000	Yes, 55 votes per share

Note: The company intends to institute an Incentive Equity Plan to be available for employees, suppliers and advisors.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage fully diluted ownership
Jakub K. Koziol via JKK Holdings LLC*	15,105,000 shares of Class A Common Stock	71.4%
Jakub K. Koziol	5,000,000 shares of Class A Common Stock 155,000 shares of Class C Common Stock	24.4%

* JKK Holdings LLC is owned by Jakub K. Koziol, CEO of Amnisia Spirits Inc. Mr. Koziol's total holdings comprise 95.8% of the outstanding shares of Common Stock.

FINANCIAL INFORMATION

Please see the financial information contained in this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Amnisia Spirits Inc. (the "Company") is a Delaware Corporation formed to produce, distribute and sell Vodka products. The Company has intellectual property in the form of its trademarks held by its subsidiary Amnisia Brands LLC and an application for a patent. The Company is pre-revenue. As of January 1, 2022, the Company had not commenced production, distribution nor generated revenue. The Company's activities since inception have consisted of formation activities, securing services and development of the product. Once the Company commences its planned principal operations, it will incur significant additional expenses related to production, marketing and distribution. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

The financial information presented below is consolidated among the Company and its wholly-owned subsidiaries, Amnisia Spirits LLC, Amnisia Distribution LLC, and Amnisia Brand LLC.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

At December 31, 2021, we had approximately $510 in cash on hand. As of April 29, 2022, we had $220,842 cash on hand. The Offering proceeds will have a beneficial effect on our liquidity and will be used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

The Company is eligible for $7,000,000 financing on the condition that it issues the lender a Stand-By Letter Of Credit ("SBLC") in the amount of $1,750,000, which has not yet been issued. The terms of the financing are that the $7,000,000 will be provided to the Company in four installments that require repayment annually over 12 years at .95% interest based on disbursement date. Investors should note that the SBLC may require collateral including the Company's Securities.

Short-term and Long-term Debt
The Company has no outstanding debt as of the balance sheet date aside from revolving credit card accounts.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the discussion and presentation of the goals the Company intends to achieve, potential investors should consider whether achievement of these goals is realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking reaching these goals and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $42,425,500.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same

17

type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have not held any previous offerings of securities.

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Company's Restated Certificate of Incorporation and the Class B Non-Voting Common Stock Subscription Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

The minimum investment in this Offering is $325.50.

All subscriptions made via the online platform provided by the Company, at the domain name www.investinamnisia.com (the "Online Platform") will be processed via Regulation CF.

Investors are eligible for perks and bonus shares based on the amount invested as described on the offering page at www.investinamnisia.com.

Classes of securities of the Company

Common Stock
The rights, preferences, powers, privileges and the restrictions, qualifications and limitations of the Class B Non-Voting Common Stock are identical with those of the Class A and Class C Voting Common Stock other than with respect to the voting rights.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights – Class A Voting Common Stock

Each holder of our Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Voting Rights – Class B Non-Voting Common Stock

Except as required under Delaware corporate law, holders of our Non-Voting Common Stock will only be entitled to vote on whether to amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) our Amended and Restated Certification or Bylaws where such action would adversely affect (disproportionally relatively to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

Voting Rights – Class C Common Stock

Each holder of our Voting Common Stock is entitled to fifty-five votes for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Right of First Refusal
If any shareholder intends to sell or transfer more than one hundred thousand (100,000) shares of Common Stock, such shareholder shall first offer the founder the option to purchase the offered shares at the price and in accordance to the same terms being offered to the third party. The founder shall have thirty (30) days to exercise this right of first refusal. If the founder elects to purchase less than all of the offered shares, the offering shareholder may sell any remaining shares to the third party.

Discussion of stockholders' agreement among current holders

On April 22, 2022, the shareholders agreed to certain terms of shareholders' rights including Restrictions on Transfers, Involuntary Transfers and founder's Right of First Refusal. The agreement can be terminated if owners of a majority of at least sixty percent (60%) of outstanding shares of the company vote to pass a new Shareholder Agreement superseding this document. The agreement can be amended or modified only by a written agreement signed by owners of a majority of at least sixty percent (60%) of outstanding shares of the company.

What it means to be a minority holder

As an investor in Class B Non-Voting Common Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December 2021, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred:
- to the Company,
- to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended,

- as part of an Offering registered with the SEC, or
- or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Jakub K. Koziol, CEO of Amnisia Spirits Inc., currently owns 100% of JKK Holdings LLC that holds 71.4% of Common Stock in Amnisia Spirits Inc. Together Jakub K. Koziol and JKK Holdings own approximately 95.8% shares of the Company's Common Stock.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

INVESTMENT PROCESS

Notice for Investors
(1) Investors may cancel an investment commitment until 48 hours prior to the end of the offering period;
(2) Justly Markets LLC will notify investors when the target offering amount has been met;
(3) If the Company reaches the Target Amount prior to the end of the offering period, the Company may close the offering early, including through rolling closings where the offering would continue, if it provides notice about the new offering period at least five business days prior to such new offering period (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment);
(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment; and

(5) If there is a material change made to the offering, and an investor does not reconfirm his or her investment commitment after the material change, the investor's investment commitment will be cancelled and the committed funds will be returned.

Updates: Information regarding updates to the offering and to subscribe can be found here, www.investinamnisia.com.

Justly Markets LLC Investment Process

The Issuer has engaged JUSTLY Markets LLC, member FINRA/SIPC ("JUSTLY"), to act as the broker-dealer of record in connection with their offering.

The Issuer intends to market the shares in this Offering both through online and offline means. The Form C will be available to prospective **investors** via online 24 hours per day, 7 days per week on a landing page.

In order to invest in the offering, the **investor** will need to visit http://www.investinamnisia.com/ and provide personal and financial information that will enable the firm to meet its regulatory requirements, ("Know Your Customer and Anti Money Laundering"), to verify the client's identity and suitability qualification. The **investor** will also be asked to provide payment information to facilitate the payment of the investment.

The **investor** will only be able to invest in Reg CF offerings to the extent permitted under the regulation and after a suitability review conducted by the firm. Limitations based on the **investor's** annual income and net worth apply to non-accredited **investors**.

The Company is generally required to file annual reports, referred to as Form C-AR with the SEC and post them on its own website within 120 days after the end of the fiscal year. The annual report will typically include: 1.) Updated financial statements certified by the principal executive officer of the Issuer or reviewed or audited, if available; and 2.) updated disclosures about the Company's financial condition.

The Company's reporting obligation with the annual reports ends on the earlier of the following:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

The **investor** has up to 48 hours prior to the end of the offering period to cancel their investment commitment for any reason. However, once the offering period is within 48 hours of ending, they will not be able to cancel for any reason even if they make the commitment during this period.

Investor details and data are kept confidential and not disclose to any third-party except as required by regulators or in its performance pursuant to the terms of the agreement (e.g., as needed for AML and background checks); and coordinate with third party providers to ensure adequate review and compliance.

AMNISIA SPIRITS INC.

(a Delaware corporation)

Consolidated Financial Statements and Audit Report

For the calendar year periods ended 2021 and 2020



INDEPENDENT AUDITOR'S REPORT

May 10, 2022

To: Board of Directors, AMNISIA SPIRITS INC. and subsidiaries
Re: 2021-2020 Financial Statement Audit

Opinion
We have audited the accompanying consolidated financial statements of Amnisia Spirits Inc. (a corporation) (the "Company"), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, retained earnings, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, changes in shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

· Exercise professional judgment and maintain professional skepticism throughout the audit.

· Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

· Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of 's internal control. Accordingly, no such opinion is expressed.

· Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

· Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

May 10, 2022

AMNISIA SPIRITS INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	$ 510	$ 0
Total current assets	510	0
Total Assets	$ 510	0
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Credit cards payable	$ 11,558	$ 13,755
Total Current Liabilities	11,558	13,755
Total Liabilities	0	0
SHAREHOLDERS' EQUITY		
Common Stock	18,198	8,495
Retained deficit	(29,246)	(22,250)
Total Shareholders' Equity	(11,048)	(13,755)
Total Liabilities and Shareholders' Equity	$ 510	$ 0

AMNISIA SPIRITS INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the calendar year periods ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues, net	$ --	$ --
Less: cost of goods sold	--	--
Gross profit	--	--
Operating expenses		
Other general and administrative	6,996	22,250
Total operating expenses	6,996	22,250
Net Operating Income (Loss)	(6,996)	(22,250)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (6,996)	$ (22,250)


AMNISIA SPIRITS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
For the calendar year periods ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements


	Common Stock $	Retained Deficit	Total Shareholders' Equity
Balance as of January 1, 2020	$ 0	$ 0	$ 0
Capital contribution	8,495		8,495
Net Income (Loss)		(22,250)	(22,250)
Balance as of December 31, 2020	$ 8,495	$ (22,250)	$ (13,755)
Capital contribution	9,703		9,703
Net Income (Loss)		(6,996)	(6,996)
Balance as of December 31, 2021	$ 18,198	$ (29,246)	$ (11,048)


AMNISIA SPIRITS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the calendar year periods ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements


	2021	2020
Operating Activities		
Net Income (Loss)	$ (6,996)	$ (22,250)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
Increase (decrease) in credit cards payable	(2,197)	13,755
Net cash used in operating activities	(9,193)	(8,495)
Investing Activities		
None	–	–
Net cash used in investing activities	–	–
Financing Activities		
Proceeds from founders contributions	9,703	8,495
Net change in cash from financing activities	9,703	8,495
Net change in cash and cash equivalents	510	–
Cash and cash equivalents at beginning of period	–	–
Cash and cash equivalents at end of period	$ 510	$ –

AMNISIA SPIRITS INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

AMNISIA SPIRITS INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware effective on January 1, 2022 and is a holding company of subsidiaries that purchase and distribute high-end alcoholic beverages.

In 2021, the Company had subsidiaries of Amnisia Spirits LLC, Amnisia Distribution LLC and Amnisia Brand LLC. Amnisia Brand LLC was formed on April 3, 2017 under the laws of Florida. Amnisia Distribution LLC was formed April 3, 2017 under the laws of Florida. Amnisia Spirits LLC was formed on January 21, 2021 under the laws of Florida. The sole owner of Amnisia Spirits LLC, Amnisia Distribution LLC and Amnisia Brand LLC contributed the membership interests of the limited liability companies to Amnisia Spirits Inc.

Since inception, the Company has been in a development and pre-revenue stage and has relied on founders' funds to fund its operations. As of December 31, 2021, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company is initiating a crowd funding campaign in 2022. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9), other strategic investors, and the receipt of funds from revenue producing activities, if any. Additionally, the Company has finalized and executed an agreement to provide up to $7,000,000 in capital and project financing. The Company can access this capital at its discretion after providing collateral in the form of a standby letter of credit but had not yet done so as of the date of the issuance of these financial statements. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

As the Company consolidates the results with its subsidiaries, the Company presents the financial position and results of operations of the subsidiaries of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $510 and $0, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had no net fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets

that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned revenue.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company had yet to begin commercial operations in 2021 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations (see Note 1 for further details). The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has no outstanding debt as of the balance sheet date aside from revolving credit card accounts.

NOTE 5 – INCOME TAX PROVISION

As the Company was legally formed effective in 2022, the Company does not yet have an income tax filing obligation.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – EQUITY

As of corporate formation on January 1, 2022, the Company has authorized 21,000,000 shares of $0.0001 par value of common stock. The Company does not have any other authorized classes of shares. In April 2022, the Company recapitalized this share structure as described in Note 9.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions aside from the loans that the shareholders of the Company have extended to the Company to cover operating and set-up costs. The Company has recorded these loans as a contribution to equity. The founder of the Company, Jakub K. Koziol, constructively owns 20,105,000 shares as of April 18, 2022.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a FINRA approved Regulation CF funding portal or broker-dealer.

Issuance of Common Stock
As of April 18, 2022, the Company had issued 21,000,000 shares of common stock to founders and other key executives and advisors.

Share Recapitalization
On April 20, 2022, the Company recapitalized its common shares, increasing the total authorized shares to 35,000,000. Of this amount, 29,645,000 shares are designated as Class A shares, 5,000,000 shares are designated as Class B shares and 355,000 shares are designated as Class C shares. As part of the recapitalization, on April 21, 2022, the Company issued an additional 155,000 Class C shares to Mr. Koziol.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through May 10, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.